FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of August 2012

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is the script related to Registrant’s conference call held on August 15, 2012 after the announcement of Registrant's results for the second quarter 2012.

We consent to the incorporation by reference in the Registration Statements on Form F-3 (Registration Nos. 333-160683 and No. 333-174142) and the Registration Statements on Form S-8 (Registration Nos. 333-96630, 333-113932, 333-123410, 333-132649, 333-158476 and 333-180552).

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)

Dated August 16, 2012	By: /s/ Alon Levy
Alon Levy
Corporate Secretary

Gilat Second Quarter 2012 Conference Call Script
15 August, 2012

Operator
Ladies and gentlemen, thank you for standing by. Welcome to the Gilat second-quarter 2012 results conference call. All participants are at present in listen-only mode. Following management's formal presentation, instructions will be given for the question-and-answer session. (Operator Instructions).

I would now like to turn over the call to Phil Carlson from KCSA Strategic Communications to read the safe harbor. Phil, please go ahead.

Phil Carlson - KCSA Strategic Communications - IR
Thank you. Good morning and good afternoon, everyone. Thank you for joining us today for Gilat's second quarter 2012 results conference call. A recording of this call will be available beginning at approximately noon Eastern Time today, August 15, until August 17, 2012, at noon.

Our earnings press release and website provide details on accessing the archived call. Investors are urged to read the forward-looking statements in our earnings releases, which state that statements made on this earnings call which are not historical facts may be deemed forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.

All forward-looking statements, including statements regarding future financial operating results, involve risks, uncertainties and contingencies, many of which are beyond the control of Gilat and which may cause actual results to differ materially from anticipated results.

Gilat is under no obligation to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise. We expressly disclaim any obligation to do so. More detailed information about risk factors can be found in our reports filed with the Securities and Exchange Commission.

That said, on the call today is Erez Antebi, Gilat's Chief Executive Officer, and Yaniv Reinhold, Chief Financial Officer. Erez, please go ahead.

Erez ANTEBI - Gilat Satellite Networks Ltd. - CEO
Thank you Phil and good day everyone. I would like to begin by providing a high-level overview of the second quarter and then offer additional insight on some of the strong progress we made this quarter. Following my comments, Yaniv will discuss our financial results for the quarter.  I will then summarize and open the call for questions.

The second quarter was a solid one for Gilat, a marked improvement over the first quarter of the year, and we are optimistic about our prospects going forward. Our financial performance was strong, with revenues increasing 11.4%, from $76.6 million in the first quarter to $85.3 million this quarter, with EBITDA reaching $8.6 million or 10.1% of revenues.

Operationally, our organizational changes continue to bear fruit as we work to improve efficiencies and reduce operational expenses. On a non-GAAP basis, our operating income was $4.8 million in the second quarter of 2012 compared to an operating loss of $0.3 million in the first quarter of this year.

I am also pleased to report that in the second quarter we generated cash from operations of $3.2 million.

Yaniv will provide you with more details on our quarterly results later in the call.

I will now discuss some of our business highlights for the quarter, starting with our Commercial Division.

Our Commercial Division continued to perform well and revenues are on track for the year. We have seen in this quarter a stronger than expected rate of implementation at NBN Co in Australia. As a reminder, last year we signed an agreement with Optus Networks to provide hubs, VSATs, site installation and network operations for the Australian Government's NBN Co Interim Satellite Service.

We are pleased to announce that Gilat has successfully completed the deployment of the first 10,000 VSATs. The project is moving forward ahead of schedule as increased demand is driving a faster than expected network rollout. As such, while the initial commitment was for a network of 20,000 VSAT's, the network may grow to as much as 48,000 sites by late 2015. Our customer is very satisfied with the implementations and support it has received to date.

Building on our previous success and credibility in various market segments, we continue to focus our efforts on supplying products and solutions in vertical markets such as Oil & Gas and cellular. We also continue to provide both new and existing customers with enterprise solutions.

For example, in the Americas, we continue to expand upon our relationship with Cable and Wireless Panama, Panama’s largest telecommunications operator.  Cable and Wireless has been a partner since 2005, and they recently signed a network expansion that includes solar powered VSATs as well as installation, maintenance and operation of the SkyEdge II hub equipment and VoIP gateways.

Another example comes from Argentina’s Servicio Satelital which chose our SkyEdge II hub and broadband satellite platform to upgrade its existing network and provide additional support to hundreds of new sites with broadband internet and data connectivity.

Our Ka-band initiatives are also well underway and our pipeline is growing nicely. These initiatives are starting to take form and we expect to see Ka revenue growth from 2013 onward. In preparation for the planned Ka satellite launches in the second half of the year and beyond, we continue to make great strides technologically with our VSAT equipment. In fact, our SkyEdge II-c Aries VSAT was recently awarded the renowned Bronze A' Design Award.

The SkyEdge II-c is our newly developed Ka-band consumer terminal which will be used to support SES Broadband's satellite-based Internet service, as well as other Ka satellite services upon deployment. In fact, we are seeing market interest in other applications of Ka-band in addition to the consumer market, such as IP trunking and satellite-on-the-move.

With our highly advanced communications equipment and versatile technology enabling multiple applications, coupled with our flexibility in meeting both technical and business requirements, and our strong pipeline, we believe we are well positioned to take advantage of the Ka-band satellite growth going forward.

As we turn our attention to our Defense Division, I am pleased to inform you that we are beginning to see more traction in this area. While I am not able to delve into the specific contracts or programs we are targeting, I can say that our pipeline is growing and we are pursuing both U.S. and international programs.

We saw good traction in our satellite-on-the-move business this quarter with initial sales to new customers of our low profile RaySat antennas in Russia, China, Israel and Mexico. We continue to work to penetrate these and other markets, and expect follow on orders to these initial implementations.

In addition to these sales, some of you may have seen our low profile antenna integrated on a US Army all-terrain vehicle in an article published in Satnews Daily, dated August 1. The article discusses the Mission Command-on-the-Move systems being deployed for the U.S. Army 2nd Infantry Division in South Korea.

We also continue to see substantial interest and significant prospects within the Airborne and Maritime verticals for our Wavestream products.

In the Airborne Vertical, we received Commercial FAA Certification for our Wavestream AeroStream Transceiver earlier this year. In addition, we closed several deals with leading system integrators who provide satellite broadband services to commercial airlines. They are integrating our Wavestream amplifiers as part of their solutions for in-flight satellite connectivity.

We see the airborne market as an attractive opportunity for Gilat. Airlines today are looking to higher bandwidth solutions to add to the passenger experience and to generate additional revenues, and we are well positioned to provide the necessary technology for these applications. To give you a feel for the market, In-Stat research estimates that the total number of broadband-enabled planes in 2011 was 1,835. They forecast that in-flight Wi-Fi broadband deployments will surpass 6,100 planes worldwide in 2015.

In another segment of the airborne market, we introduced last week our integrated solution for the UAV market. The lightweight, miniature dimensions of our solution addresses the defense and military market's critical need to broadcast high broadband data from increasingly smaller UAVs. In order to do so, those UAVs can only carry the smallest, lightest and lowest possible power consuming communications solutions.

In the Maritime Vertical we recently announced a significant win for our Wavestream products, as our Ku-band solid state power amplifiers were selected by Harris CapRock Communications for integration into end-to-end VSAT antenna systems onboard Royal Caribbean cruise ships.

In addition to these successes, Wavestream continues to provide amplifiers to a major U.S. systems integrator who is providing mobile and transportable satellite ground communication systems as part of a program of record.

These wins help to cement our reputation of being able to create and deliver products that are designed and tested to meet strenuous requirements while maintaining constant connectivity.

During this quarter we have made good progress towards integrating the operational systems at Wavestream and RAS into Gilat’s systems. We expect the full integration to be completed during 2013. Upon completion, we expect all of our business divisions to leverage these streamlined systems, which will facilitate revenue growth and decrease expenses as we increase our efficiencies across the board.

Finally, we look at our Services Division.  Our Services business in Colombia and Peru continue to perform, driven by the ongoing implementation of the school project in Colombia we secured in early 2012 and the Compartel contract extension. In addition, we have successfully finalized the installation phase of FITEL 10 in Peru.

Spacenet is continuing to gain credence for its Connect Series - a set of tiered managed network services - introduced early in the quarter. The series has already secured seven new customer wins including Gannett (the owner of USA Today), Perkins, JCrew and Nordstrom retail chains, and is continuing to make headway with several new prospective customers coming on board in the coming quarter.

Our pipeline for the second half of the year is solid and we are encouraged by the deals that we have seen so far.

That concludes our business overview. I would now like to turn the call over to Yaniv Reinhold, our CFO, who will review the financials. Yaniv, please?

Yaniv REINHOLD - Gilat Satellite Networks Ltd. - CFO
Thanks, Erez and hello everyone. I would like to remind everyone that our financial results are presented both on a GAAP and non-GAAP basis. The GAAP financial results include the effect of non-cash stock options expenses as per ASC 718, one time other income, expenses related to our M&A activities during 2010 and 2011, and amortization of intangible assets resulting from the purchase price allocation.

The reconciliation table in our press release highlights this data, and our non-GAAP information is presented excluding these items.

Now moving to our financial highlights for the second quarter of 2012 -- Revenues for the second quarter of 2012 were $85.3 million, compared to $81.7 million for the same period in 2011. The increase is primarily due to a strong quarter from our Commercial division driven by the higher level of revenues from the NBN project in Australia.

Our gross margin this quarter was approximately 32% compared to approximately 36% in the second quarter of 2011. On a non-GAAP basis, our gross margin was approximately 34% compared to approximately 38% in the comparable period last year. As we have mentioned in the past, our gross margin is affected quarter to quarter by the regions in which we operate and the types of deals we recognize. The decrease in gross margin this quarter was primarily due to the mixture of deals involving system integration that were closed by our commercial division. We expect the gross margin to improve over time.

Gross R&D expenses were $8.4 million this quarter compared to $8.9 million in the same quarter of 2011. The decrease in R&D expenses reflects our integration efforts and growing synergies within the divisions. We are continuing to invest substantial funds in R&D in support of our strategy in Ka and Defense.

Selling and marketing expenses for the quarter decreased to $9.6 million compared to $12.1 million for the same quarter last year. The decrease is attributed to a lower level of fixed expenses, and variable expenses associated with the deals we secured this quarter.

General and administrative expenses for the quarter decreased to $8.3 million compared to $9.5 million for the same quarter last year. The decrease primarily came from continued streamlining of processes connected to our continued integration of Wavestream and RAS, as well as from tighter budget control and reduction of expenses in certain areas.

Our GAAP operating income for the quarter was $2.4 million compared to operating income of $0.2 million in the second quarter of 2011.  On a non-GAAP basis, operating income was $4.8 million in the second quarter of 2012 compared to operating income of $2.7 million in the comparable quarter of 2011.

GAAP net income for the quarter was $0.9 million or $0.02 per diluted share similar to the net income of $0.9 million or $0.02 per diluted share in the same quarter of 2011. On a non-GAAP basis, net income for the quarter was $3.2 million or $0.07 per diluted share compared to net income of $2.6 million or $0.06 per diluted share in the same quarter of 2011.

Our trade receivables at the end of the quarter were $58.2 million representing a DSO of 61 days. DSO fluctuates with revenue and the terms and conditions of deals closed.

As of June 30th, 2012, our total cash balances, including restricted cash, net of short-term bank credits, amounted to $62.0 million.

Our total debt was $64.9 million, which was comprised mostly of debt in the amount of $36 million to be paid over the next nine years.

Our shareholders' equity at the end of the quarter totaled $259.7 million.

This concludes our financial review for the quarter, and I would now like to turn the call back to Erez. Erez?

Erez ANTEBI - Gilat Satellite Networks Ltd. - CEO
Thank you, Yaniv. Before we conclude today’s call and turn to your questions, I would like to reiterate our view of the second quarter performance and our prospects going forward.

As I mentioned previously, our performance in the second quarter was a solid and marked improvement both over the first quarter of 2012 and over the second quarter of 2011 in terms of revenue growth, operating income and cash generation. We continue to improve efficiencies and reduce operational expenses, with tight spending controls in place.

Our Commercial Division is doing well, and we expect this trend to continue throughout the second half of the year and beyond. In addition, we are optimistic from the traction we are seeing in the Defense Division and the solid pipeline they have developed.

We are confident about our prospects going forward especially given the fact that historically, the second half of the year is typically the stronger period for Gilat. These factors give us confidence that we will achieve our stated objectives for 2012.

That concludes our review. We would now like to open the floor for questions. Operator, please?

Operator
(Operator Instructions for Q&A session)

Erez ANTEBI - Gilat Satellite Networks Ltd. - CEO
Thank you, operator.

I’d like to thank everyone for your time today. We appreciate your joining us on the call. I hope we were able to give you a good understanding of the results at hand. We appreciate your continued support.

Thank you and good afternoon.

QUESTION AND ANSWER

 Operator

 (Operator Instructions). James Breen, William Blair.

 James Breen - William Blair & Company - Analyst

 Thanks. Just a couple questions about the business and the margins going forward. Based on the guidance for EBITDA for the year, it seems as though you are going to see some margin expansion in the back half. Please talk about what seasons that? Is it a combination of better revenues in conjunction with it seems like R&D expenses were down a bit, and is that something we think could continue? Thanks.

 Erez Antebi - Gilat Satellite Networks Ltd.

 I think what we would expect to see in the second half of the year, we would probably expect to see -- typically in the second half, we will see higher revenues than we see in the first half of the year. And we would expect on the expense side that we would expect to see some continued work again on the integration and deficiencies. So I would expect to see some improvement there as well.

 James Breen - William Blair & Company - Analyst

 Okay. And then generally in the third quarter, do you see a rebound from the Department of Defense that will help Wavestream sales just because it is the year-end for the government?

 Erez Antebi - Gilat Satellite Networks Ltd.

 Well, I don't want to comment specifically on the third quarter versus the fourth or something like that, but I think in general you have to bear in mind that in the food chain when the government will typically buy from -- through programs of record from system integrators, and those system integrators will flow orders on to us. So it is not -- at first we are one site removed from the government in that sense, and therefore, we have a little less visibility both on the signing and on the exact amount.

 James Breen - William Blair & Company - Analyst

 Okay. Great. And then just lastly on the R&D, it seemed like R&D expenses were down a little bit. Do you think this will continue, or is it more seasonal?

 Erez Antebi - Gilat Satellite Networks Ltd.

 I don't think there is much seasonality here. It is really like Yaniv said during our call, we are doing some efforts to integrate both RaySat Antenna Systems and Wavestream and the Gilat R&D, and in doing that, we are achieving efficiencies.

 James Breen - William Blair & Company - Analyst

 Great. Thank you very much.

 Operator

 Andrew Uerkwitz, Oppenheimer.

 Andrew Uerkwitz - Oppenheimer & Co. - Analyst

 Thanks, guys. I appreciate you taking my questions. Just two quick ones here. The first, you seem to be incrementally more positive on the defense side and obviously so. But how do you waive that against some of the central budget pressures that the US could see by the end of the year?

 Erez Antebi - Gilat Satellite Networks Ltd.

 Well, there is no doubt that the overall defense budgets are under pressure from the government side, and we have seen reductions in those. But I think that we have heard -- we have both heard from the Secretary of Defense, and we have seen that in the various appropriations that one of the areas is probably not going to be hurt and actually is bound to be increased as everything that is related to ISR, intelligence, surveillance and reconnaissance, and everything that has to do with special forces. That is the target area where we fit into the defense programs. So I think that actually as the military moves more funding into those areas, we should see actually an improvement over time.

 Andrew Uerkwitz - Oppenheimer & Co. - Analyst

 Great. Thank you. That is helpful. And then around the Australia deal, you shipped 10,000 satellites I think is what you said or that is what the press release indicated. And that's a long-term deal. From a revenue perspective or contract perspective, can I do a simple 10,000 divided by number of expected satellites times the expected deal size? That is what you guys have already booked, or how do I look at that deal going forward?

 Erez Antebi - Gilat Satellite Networks Ltd.

 Well, it is probably a bit more complex than that. But I think just to correct you a bit, the deal we have done with NBN is where we provide hubs and VSATs, not the satellites themselves, of course, but the (multiple speakers) down terminals, and we do also do the installation of the CPAs and we also do the network operations.

So and what we have announced is that we have achieved the milestone of installing 10,000 sites, and obviously that network is continuing to grow.

Now we have said in the past that we would expect that the network could potentially grow up to 48,000 sites and that over multiple years that should or could present a revenue potential to Gilat of $120 million. So and it is not exactly linear, but I think you can do perhaps some extrapolation from that.

 Andrew Uerkwitz - Oppenheimer & Co. - Analyst

 Okay. Excellent. I appreciate it. I appreciate the color. Thank you, guys.

 Operator

 Gunther Karger, Discovery Group.

  Gunther Karger - Discovery Group - Analyst

 Thank you for taking the call, and first, congratulations on an outstanding quarter. The question has to do with the overall world economics as it evolves. It looks like it is rather weak. Would it be a fair statement to make that the offerings that Gilat has offers an opportunity for an increased efficiency and, therefore, not being impacted that much, in fact might even be improved because of the overall worldwide economic situation?

 Erez Antebi - Gilat Satellite Networks Ltd.

 I don't think I would go so far as to say that. I think that the offerings that we have, they present an alternative to -- in our Commercial business, they present an alternative to terrestrial broadband where that does not exist. And, therefore, in our commercial business, we are seeing most of our revenues coming from more developing areas of the world -- Latin America, Asia, former CIS, etc., which has I think still a very robust economy.

On the defense side, like I said, our main technological advantage is mostly around a big technical advantage or technological advantage over our competition in Satellite-on-the-Move, which, as I mentioned previously, is actually an area of the US defense budget that is not being hurt and perhaps even growing.

So I would not tie it to specifically efficiencies of some kind in our equipment are going to enjoy -- are going to do better because of the economic downturn worldwide. I would look at it a bit different.

 Gunther Karger - Discovery Group - Analyst

 Thank you.

 Operator

 Mike Cikos, Sidoti & Co.

  Mike Cikos - Sidoti & Company - Analyst

 Good morning. Congratulations on the quarter, guys. Just a question, I wanted to follow up on the NBN. So you delivered 10,000 VSATs at this point, and you are saying that could grow to 48,000 sites, which would provide an opportunity of about $120 million for you guys. Would the $120 million then be received by, I think in the press release you say the 48,000 sites would be deployed by late 2015? Would you see the $120 million by then as well, or would it come in later based on service or maintenance?

 Erez Antebi - Gilat Satellite Networks Ltd.

 No, I think if the network were to grow to that size and there is no assurance that it will, but if it were to grow to that size, I would expect that the major portion of the $120 million we would be able to recognize that by around 2015. But it will be gradual, and the rate exact is not predetermined, and we cannot really forecast that.

 Mike Cikos - Sidoti & Company - Analyst

 Okay. At this point, you have deployed 10,000 of the VSATs, which is why we saw the strong -- the stronger than expected implementation for NBN in commercial in the second quarter. What makes you believe that the commercial will continue to do well in the back half of 2012?

 Erez Antebi - Gilat Satellite Networks Ltd.

 Well, historically the second half of the year was always stronger for Gilat, and we are looking at the pipeline of deals that we are seeing, that we are working on right now. So both of these together make us feel that the second half should be strong.

 Mike Cikos - Sidoti & Company - Analyst

 Can you provide any more color on the pipeline that you are currently looking at?

  Erez Antebi - Gilat Satellite Networks Ltd.

 I'm afraid I cannot.

  Mike Cikos - Sidoti & Company - Analyst

 Okay. And then just one more question. On the operating expenses, are you looking to reduce your costs further from where we are now, or is it more that they will just be a smaller percentage of revenue as sales continue to grow?

Erez Antebi - Gilat Satellite Networks Ltd.

 No, we are looking to reduce the -- I mean, first of all, bear in mind that some of the operational costs are fixed and some are variable. We are looking to reduce our fixed costs to the extent that we can without hurting the business, of course, and we are looking to do that further. And variable costs will behave according to revenues.

Yaniv Reinhold - Gilat Satellite Networks Ltd.

 I think the question is 2015?

Erez Antebi - Gilat Satellite Networks Ltd.

 It all is related to the integration of the various businesses that we bought, the RaySat Antenna Systems and Wavestream, and the more we integrate, I believe we can achieve more synergies and reduce our costs as we go into 2013.

Mike Cikos - Sidoti & Company - Analyst

 Okay. Great. Thanks, guys.

 Operator

 (Operator Instructions). There are no further questions at this time. Before I ask Mr. Erez Antebi to go ahead with his closing statement, I would like to remind participants that a replay of this call is scheduled to begin two hours after the conference. In the US, please call 1-877-456-0009. In Israel, please call 03-925-5921. Internationally, please call 972-3-925-5921.

Mr. Antebi, would you like to make your concluding statement?

  Erez Antebi - Gilat Satellite Networks Ltd.

 Thank you, operator. I would just like to thank everyone for your time today. We appreciate your joining us on the call. I hope we were able to give you a good understanding of the results at hand. We appreciate your continued support. Thank you and good afternoon.

 Operator

 Thank you. This concludes the Gilat Satellite Networks second-quarter 2012 results conference call. Thank you for your participation. You may go ahead and disconnect.